Filed by FPL Group, Inc.
                                            Pursuant to Rule 425
                                            Under the Securities Act of 1933
                                            Commission File No.: 1-8841
                                            Subject Company: FPL Group, Inc.


          The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed transaction between ENTERGY CORPORATION and FPL GROUP, INC. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the shareholders of FPL GROUP, INC. or the stockholders of ENTERGY CORPORATION to approve; the risk that the FPL GROUP, INC. and ENTERGY CORPORATION businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting FPL GROUP, INC.'s business generally. More detailed information about those factors is set forth in FPL GROUP, INC.'s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K dated July 30, 2000. FPL GROUP, INC. is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                           * * * * * * * * * * * * * *

          Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by WCB HOLDING CORP. on August 25, 2000. Investors and security holders may review the joint proxy statement/prospectus and other documents filed by FPL GROUP, INC. and ENTERGY CORPORATION with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from

FPL GROUP, INC. by directing a request to 700 Universe
Boulevard, Juno Beach, Florida, 33408.

[FPL Group Logo]                                             [Entergy Logo]




                                 Merrill Lynch
                         Power & Gas Leaders Conference
                               September 13, 2000

James L. Broadhead                                      J. Wayne Leonard
Chairman and                                            Chief Executive Officer
Chief Executive Officer


[GRAPHICS OMITTED]

FPL Group                                                        [Logo Entergy]



Safe Harbor Statement



Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.s and Entergy
Corporations most recent reports filed with the Securities and Exchange Commission.


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                                                                          3


[FPL Group Logo]                                             [Entergy Logo]




                             A Powerful Combination





                               James L. Broadhead
                      Chairman and Chief Executive Officer


                                  Merrill Lynch
                         Power & Gas Leaders Conference
                               September 13, 2000

[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



A Powerful Combination




Creating shareholder value                                      x



Scope and scale to exploit changing marketplace                 x



Building Franchises                                             x



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




A Powerful Combination

Creating shareholder value                                       x



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Creating Shareholder Value



o       Transaction is immediately accretive


o       Annual synergies of $150 million - $275 million


o       Earnings per share growth of 10% or more


o       Secure dividend


o       $1 billion share repurchase authorization


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                                                                          7




[FPL Group Logo]                                             [Entergy Logo]



Substantial Anticipated Synergies

2002-2004 Annual Synergies Growth* ($M)


                                                                $375 in 2004


                                                100
                                                         =
                                125
                                         +
                                                 50             $200 in 2002
        150
                       +
                                 40
        110

-------------------------------------------------------------------------------
    Utility              Competitive         Competitive        Total Synergies
                                             CapEx


* Synergies are pre-tax and do not include cost to achieve.



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



A Powerful Combination




Creating shareholder value                                              x


Scope and scale to exploit changing marketplace                         x



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Creating an Industry Leader



U.S. Utility Ranking




        Customers
                                #1
           6.3 million


Generation Capacity
                                    #1
               48,000+ MW


                Nucler Generation
                                        #2
                       10,000+ MW


                        Equity Market Value
                                                #2
                                $16.4 billion*



* Based on July 29, 2000 data




[GRAPHICS OMITTED]


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                                                                         10



[FPL Group Logo]                                             [Entergy Logo]


A Top-Performing Utility


What's Needed for Success                               Combined Platform


                                                       #1 in customers
Strong customer base                                   High growth regions




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




A Super Regional Utility


Solid and Growing Customer Base


                            [U.S. Regional Map]


                                                38,400 MW Capacity

                                               6.3 Million Customers


o   Service Areas



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




A Top-Performing Utility




What's Needed for Success                               Combined Platform


                                                     #1 in customers
Strong customer base                                 High growth regions



                                                     #1 in generating capacity
Superior generating capacity                         High plant availability






[GRAPHICS OMITTED]



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                                                                         13




[FPL Group Logo]                                             [Entergy Logo]




The Largest Generator - and One of the Cleanest



'000s MW                  Capacity by Generation Mix

  45
                                                                Oil/Other
                                                                Coal
  30                                                            Nuclear
                                                                Gas

  15

                            [Bar Chart Omitted]
   0



         Combined    AEP/CSR   SO    PE/UCM    ETR   TXU    ED/NU    CPL/FPC   DUK   FPL




Source: RDI, 1998 data


[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



A Top-Performing Utility



What's Needed for Success                               Combined Platform


                                                     #1 in customers
Strong customer base                                 High growth regions



                                                     #1 in generating capacity
Superior generating capacity                         High plant availability



Quality service                                      Top quartile performer
Low cost operations                                  in reliability, customer
Strong regulatory relations                          service and price




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



A Top-Performing Utility


What's Needed for Success                               Combined Platform


                                                     #1 in customers
Strong customer base                                 High growth regions



                                                     #1 in generating capacity
Superior generating capacity                         High plant availability



Quality service                                      Top quartile performer
Low cost operations                                  in reliability, customer
Strong regulatory relations                          service and price



Other competitive advantages                         Clean generation
                                                     Strong cash flow


[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




A Leading Wholesale Energy Business



What's Needed for Success                               Combined Platform



                                                      9,800 MW, predominantly
Large generation base                                 nuclear and gas



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

[FPL Group Logo]                                             [Entergy Logo]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                  9,800 MW, predominantly
Large generation base                             nuclear and gas


Development pipeline                              Growing to 30,000+ MW by 2004



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                9,800 MW, predominantly
Large generation base                           nuclear and gas


Development pipeline                            Growing to 30,000+ MW by 2004


                                                Low-cost construction, turbine
Construction skills                             availability & scale economies
                                                (Shaw)

[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                 9,800 MW, predominantly
Large generation base                            nuclear and gas


Development pipeline                             Growing to 30,000+ MW by 2004


                                                 Low-cost construction, turbine
Construction skills                              availability & scale economies
                                                 (Shaw)


Superior plant operations                         World-class skills




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                9,800 MW, predominantly
Large generation base                           nuclear and gas


Development pipeline                            Growing to 30,000+ MW by 2004


                                                Low-cost construction, turbine
Construction skills                             availability & scale economies
                                                (Shaw)


Superior plant operations                       World-class skills


Risk management
& asset optimization                            Top 10 trading company (Koch)



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




A Leading Wholesale Energy Business



What's Needed for Success                            Combined Platform



                                                 9,800 MW, predominantly
Large generation base                            nuclear and gas


Development pipeline                             Growing to 30,000+ MW by 2004


                                                 Low-cost construction, turbine
Construction skills                              availability & scale economies
                                                 (Shaw)


Superior plant operations                        World-class skills


Risk management
& asset optimization                             Top 10 trading company (Koch)


                                                 Complementary regional
Regional portfolios                              presence



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Strong Combined Presence in Key Regions

A Leading Independent Power Producer



                                                            Northeast
                                                            Hub


                                              Midwest
                                              Hub


                            [U.S. Regional Map]



Western
  Hub


                                                                   Southeast
                                                                   Hub


                                        Gulf South Hub


o  FPL Energy Sites
o  Entergy Sites



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Large and Growing Unregulated Portfolio
Total MW -- Operating, Firm & Late-stage Development
Projects




                            17,124 Total MW

                                4,594 MW        Late-stage Development


                                2,735 MW        Announced/Under Construction

                                1,805 MW        Acquired Nuclear


                                7,990 MW        In Operation




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Aggressive Development Schedule


Cumulative MW Operating


   MW

35,000

30,000

25,000                                                       Late Stage
                               36% Annual Growth             Development
20,000
                                                             Announced/
15,000                                                       Under Construction

10,000                                                       Acquired
                                                             Nuclear

 5,000                                                       Operating


     0

          2000           2001          2002         2003       2004


[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                                Recognized industry leader
Nuclear core competency                         with turnaround experience




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                                Recognized industry leader
Nuclear core competency                         with turnaround experience


Large Fleet                                     More than 10,000 MWs



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                                Recognized industry leader
Nuclear core competency                         with turnaround experience


Large Fleet                                     More than 10,000 MWs


Efficient Operations                            High plant availability


Management resources                            Strong, deep bench




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                               Recognized industry leader
Nuclear core competency                        with turnaround experience


Large Fleet                                    More than 10,000 MWs


Efficient Operations                           High plant availability


Management resources                           Strong, deep bench


                                               Experience with license transfer
Strong regulatory interface                    and extension



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Premier National Nuclear Company



What's Needed for Success                                Combined Platform


                                              Recognized industry leader
Nuclear core competency                       with turnaround experience


Large Fleet                                   More than 10,000 MWs


Efficient Operations                          High plant availability


Management resources                          Strong, deep bench


                                              Experience with license transfer
Strong regulatory interface                   and extension


                                              Building expertise through
Decommissioning capabilities                  service contracts

[FPL Group Logo]                                             [Entergy Logo]

Trading and Marketing - Scale and Skills



What's Needed for Success                               Combined Platform

Physical gas trading                            Top 7-9 (7 - 8 BCF/D)


Financial gas trading                           Top 3-5 (40 - 60 BCF/D)


Electricity trading                             Top 5-7 (120 million MWh)


Weather derivatives market                      30% of market


Access to strategic gas assets                  10,000 mile Gateway


Access to power assets                          10,000 MWs and growing


Access to resid/gas                             100 - 150 MBPD
switching capability


Access to retail load                           6.3 million customers



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Scale Improves Optionality


Top 15 U.S. Consumers of Natural Gas


BCF/D


2





1                           [Bar Chart Omitted]



0
-------------------------------------------------------------------------------
 Combined  ETR  TXU  REI  CSR  FPL  NCE/  SO  DOW  LTV  X  DUK  BS  KSE  XOM
                                    NSP


Source:  RDI, 1999 data



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Strong Financial Position


What's Needed for Success                               Combined Platform



                                          51 - 56% debt to total capital


                                          Negligible goodwill

Financial Flexibility
                                          Interest coverage approximately 3.5x


                                          Substantial cash generation



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



A Powerful Combination



Creating shareholder value                                              x


Scope and scale to exploit changing marketplace                         x


Building Franchises                                                     x




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Merger Status Update



o  Positive initial response from regulators



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Merger Status Update

o  Positive initial response from regulators


o  Filed preliminary proxy on 8/25/00



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Merger Status Update

o  Positive initial response from regulators


o  Filed preliminary proxy on 8/25/00


o  Obtained transmission interconnection




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Merger Status Update

o  Positive initial response from regulators


o  Filed preliminary proxy on 8/25/00


o  Obtained transmission interconnection


o  FERC filing



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Merger Status Update



o  Positive initial response from regulators


o  Filed preliminary proxy on 8/25/00


o  Obtained transmission interconnection


o  FERC filing


o  Senior management team named




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Merger Status Update

o  Positive initial response from regulators


o  Filed preliminary proxy on 8/25/00


o  Obtained transmission interconnection


o  Senior management team named


o  Transition committees formed




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Unregulated Business Joint Venture



o  Development opportunities


o  Economies of scale


o  Construction costs
    - Entergy/Shaw joint venture


o  Energy and fuel trading
    - Koch/Entergy joint venture


o  Overhead


[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



Proposed Joint Venture Structure


                                                             Entergy
        FPL Energy                                         Wholesale
                                                           Operations

  o  All operating plants                            o  All operating plants

  o  All late-stage              IPP                 o  All late-stage
     development projects                               development projects
                                  JV
  o  Operations personnel                            o  Operations personnel


                        o Early-stage development projects

                        o M&A (Fossil and Nuclear)

                        o FPLE & EWO non-operating personnel

                        o Other Miscellaneous Assets




[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]




Joint Venture Formation Timeline



o  Term sheet


o  Hart-Scott-Rodino filing


o  JV agreement


o  Closing



[GRAPHICS OMITTED]

[FPL Group Logo]                                             [Entergy Logo]



                   Accelerated Growth on Target at FPL Group


Continued cost improvement and customer growth at Florida Power & Light
        o  3% or more annual earnings growth


Growing portfolio and project performance improvements at FPL Energy
        o  25% average annual earnings growth at FPL Energy

        o  New 500 MW, 50/50 joint development project to be announced shortly


Expanding fiber-optic network capacity and customer base at FPL FiberNet

        o  Signed contracts with value in excess of $200 million


                       Expect approximately 10% EPS growth
                             for FPL Group this year



[GRAPHICS OMITTED]